ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

07021502

February 27, 2007

SUPPL

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH, D.C. 202

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission

Ladies and Gentlemen :

This letter is with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 23.2.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
ADITYA BIRLA NUVO LIMITED

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

Devendra Bhandari
Company Secretary

Encl : a/a

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

FILE NO : 82-34979

February 23, 2007

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : Limited Review Report
Ref : Scrip Code BSE - 500 303

Kindly refer to our letter dated January 29, 2007 under the cover of which we had sent you Unaudited Financial Results of the Company for the quarter ended 31st December, 2006 and the Press Release.

We now enclose herewith a copy of "Limited Review Report" of our Auditors M/s. S.R. Batliboi & Co., Mumbai and M/s. Khimji Kunverji & Co., Mumbai for your information and record.

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For **Aditya Birla Nuvo Limited**

Devendra Bhandari
Company Secretary

Encl : a/a

S.R.Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor
Nariman Point
Mumbai - 400 021

Khimji Kunverji & Co.
Chartered Accountants
Suite 52, Bombay Mutual Building
Sir P.M.Road, Fort
Mumbai – 400 001

Limited Review Report

To
The Board of Directors,
Aditya Birla Nuvo Limited,
Mumbai.

We have reviewed the accompanying statement of unaudited stand alone financial results of Aditya Birla Nuvo Limited (Erstwhile Indian Rayon And Industries Limited) for the three and nine month period ended December 31, 2006, which has been initialled by us for identification purposes. The limited review report of a division reviewed by the Branch Auditors has been appropriately dealt with. This statement is the responsibility of the Company's management and has been approved by the Board of Directors.

We conducted our review in accordance with the Auditing and Assurance Standard (AAS) 33, Engagements to Review Financial Statements issued by the Institute of Chartered Accountants of India. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

S.R.BATLIBOI & CO.

Chartered Accountants

Per Hemal Shah
Partner
Membership No.42650

Mumbai
January 29, 2007

KHIMJI KUNVERJI & CO.

Chartered Accountants

Per Shivji K Vikamsey
Partner
Membership No.2242

ADITYA BIRLA NUVO

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2006

(Rs Crores)

FINANCIAL RESULTS	Quarter Ended 31st December		Year to Date		Year Ended 31st March
	2006	2005	2006	2005	2006 (Audited)
Income from Operations	921.94	815.03	2,679.04	1,985.87	2,786.39
Less: Excise Duty	40.79	38.81	118.22	106.64	144.34
Net Income from Operations	**881.15**	**776.22**	**2,560.82**	**1,879.23**	**2,642.05**
Other Income	2.03	4.96	33.87	18.57	23.38
Total Income	**883.18**	**781.18**	**2,594.69**	**1,897.80**	**2,665.43**
Total Expenditure:					
Decrease / (Increase) in Stocks	(20.72)	6.68	(40.01)	(32.06)	(47.32)
Cost of Raw Materials/Traded Goods	476.40	404.91	1,373.51	1,019.72	1,447.57
Staff Cost	48.62	45.41	149.20	116.61	164.03
Other Expenditure	227.35	191.18	652.04	482.63	657.75
Profit Before Interest, Depreciation & Tax	**151.63**	**133.00**	**459.95**	**310.90**	**443.40**
Interest and Finance Expenses	56.66	26.33	144.23	48.05	68.55
Add: Interest Income	11.08	4.46	22.13	7.02	12.75
Profit Before Depreciation & Tax	**105.95**	**111.13**	**337.85**	**271.87**	**387.60**
Depreciation and Amortisation	29.07	30.89	92.33	75.45	111.81
Profit Before Tax and After Exceptional Items	**76.88**	**80.24**	**245.62**	**196.42**	**275.79**
Gain/(Loss) on Transfer of business	-	-	0.20	-	-
VRS Cost at Rayon Division	(0.55)	(1.75)	(1.43)	(3.06)	(4.04)
Profit After Exceptional Items	**76.33**	**78.49**	**244.29**	**193.36**	**271.75**
Less: Provision for Taxation:					
Current Tax	28.93	28.11	80.93	62.31	92.97
Deferred Tax (Net)	2.73	(2.05)	7.00	(2.13)	(6.91)
Fringe Benefit Tax	0.67	1.23	2.56	2.92	4.25
Provision for Tax for earlier years written back	(8.91)	-	(8.91)	-	(5.49)
Net Profit	**52.71**	**51.20**	**162.71**	**130.26**	**186.93**
Paid up Equity Share Capital/Share Capital Suspense (Face Value of Rs.10 each)	83.50	83.50	83.50	83.50	83.50
Reserves					2,124.11
Basic Earning Per Share (Rs.)	6.31	6.13	19.49	18.51	25.40
Diluted Earning Per Share (Rs.)	6.31	6.13	19.48	18.50	25.39

SEGMENT REPORTING	Quarter Ended 31st December		Year to Date		Year Ended 31st March
	2006	2005	2006	2005	2006 (Audited)
Segment Revenue					
Garments	165.76	170.76	526.53	462.15	620.55
Rayon Yarn (Including Caustic & Allied Chemicals)	109.48	102.06	334.04	265.10	385.55
Carbon Black	196.90	149.83	557.60	408.82	584.23
Insulators	22.37	29.50	74.61	100.74	135.89
Other Textiles (Spun Yarns & Fabrics)	157.07	139.76	466.05	379.16	527.69
Fertilizers	226.13	169.25	580.77	223.75	379.39
Financial Services	4.57	15.01	24.85	20.84	31.64
Total Segment Revenue	882.28	776.17	2,564.45	1,880.56	2,644.94
Less : Inter segment revenue	(1.13)	0.05	(3.63)	(1.33)	(2.89)
Net Income from Operations	**881.15**	**776.22**	**2,560.82**	**1,879.23**	**2,642.05**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	11.50	11.26	40.55	23.67	32.59
Rayon Yarn (Including Caustic & Allied Chemicals)	24.03	12.09	78.43	41.94	64.22
Carbon Black	31.77	19.84	86.61	57.87	75.85
Insulators	9.61	6.04	23.68	21.75	30.32
Other Textiles (Spun Yarns & Fabrics)	12.79	13.25	40.99	31.32	41.44
Fertilizers	33.42	26.25	69.73	34.63	55.55
Financial Services	0.90	5.15	7.46	7.79	11.38
Total Segment Result	**124.02**	**93.88**	**345.85**	**218.97**	**311.35**
Less: Interest and Finance Expenses	(51.67)	(18.66)	(128.35)	(35.48)	(52.51)
Add: Interest Income	8.30	4.40	18.76	6.95	11.92
Add: Net of Unallocable Income / (Expenditure)	(3.77)	0.62	9.46	5.98	5.03
Profit Before Tax and Exceptional Items	**76.88**	**80.24**	**245.52**	**196.42**	**275.79**
Gain/(Loss) on Transfer of business	-	-	0.20	-	-
VRS Cost at Rayon Division	(0.55)	(1.75)	(1.43)	(3.06)	(4.04)
Profit After Exceptional Items	**76.33**	**78.49**	**244.29**	**193.36**	**271.75**
Capital Employed (Segment assets - Segment liabilities)			As on 31st Dec 06	As on 31st Dec 05	As on 31st March 06
Garments			290.03	273.45	307.51
Rayon Yarn (Including Caustic & Allied Chemicals)			434.53	341.10	408.23
Carbon Black			466.33	371.38	409.00
Insulators			22.86	19.40	21.63
Other Textiles (Spun Yarns & Fabrics)			306.33	258.64	232.54
Fertilizers			315.33	227.96	303.35
Financial Services			97.14	75.77	77.14
Total Segment Capital Employed			1,932.55	1,567.70	1,759.40
Add: Unallocated Corporate Assets			3,261.47	1,569.07	1,690.87
Total Capital Employed			5,194.02	3,136.77	3,450.27

Notes:

1 The Right Offer for Issue of 98,26,638 equity shares of Rs 10 each at a premium of Rs 783 per equity share, aggregating to Rs 779.25 crores which closed on January 25, 2007 has been fully subscribed. The allotment of shares will be made in consultation with Lead Managers and Registrars to the Issue.

2 The Company along with its subsidiary Laxminarayan Investment Limited has acquired 49% equity shares in Birla NGK Insulators Private Limited ("Birla NGK") from the erstwhile joint venture partners and consequently Birla NGK has become a subsidiary of the Company w.e.f November 29, 2006. The name of Birla NGK has since been changed to Aditya Birla Insulators Limited. The remaining 1% shares will be bought from the Joint Venture partners in due course.

3 On November 03, 2006 TransWorks Information Services Limited, the subsidiary of the Company has incorporated a new subsidiary viz TransWorks BPO Philippines Inc, Philippines.

5 The financial results and segment reporting for the quarter and period then ended December 31, 2005 have been restated to include the results of the erstwhile Indo Gulf Fertilizers Limited and Birla Global Finance Limited from the Appointed Date i.e. September 01, 2005. Due to the merger, the results for the nine months period are not comparable with that of the corresponding period. Previous Year's/period's figures are regrouped/ rearranged wherever necessary.

6 Status of Investor Complaints for the quarter ended December 31, 2006.

Opening	Received	Redressed	Pending
NIL	12	12	NIL

7 The above results, have been taken on record at the meeting of the Board of Directors held on January 29, 2007. The Limited Review of Standalone Financial Results as required under Clause 41 of Listing Agreement has been completed and the related report will be submitted to the concerned stock exchanges.

Place: Mumbai
Date: January 29, 2007

SIGNED FOR IDENTIFICATION BY
S. R . . . . COMPANY

KHIMJI KUNVERJI & CO. CHARTERED ACCOUNTANTS MUMBAI

Dr. Bharat K. Singh
Managing Director

ADITYA BIRLA NUVO LIMITED
Regd. Office: Indian Rayon Compound, Veraval 362266, GUJARAT.
Web Site: http://www.adityabirla.com

An Aditya Birla Group Company

END